January 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~ERG Limited~~ ERG Australia Ltd (the "Issuer") -
File Number 82-2372

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Enclosure

dw 2/15

Send Confirmation Report

Line 1: i ID: 2128019127 01/18/02 8:03AM Page 1
Line 2: GREENBERG TRAURIG NYC ID: 000 000 0000

Job	Start time	Usage	Phone Number or ID	Type	Pages	Mode	Status
51	1/18 8:00AM	3'00"	083#99921#692692#6882449#	Send..........	9/ 9	144	Completed....................................

Total: 3'00" Pages sent: 9 Pages printed: 0

18/01 '02 FRI 15:44 FAX 001

The contents of this fax are confidential and may only be used or disclosed by the addressee

TO	Mark Saunders
AT	Greenberg Traurig
FAX	0015 1 212 801 6400
REF	CMP-0014-03
FROM	Rebecca Greig DATE 18 January 2002
FAX	+61 8 9273 1208 PHONE +61 8 9273 1255 PAGES 9
RE	**Australian Stock Exchange Filing**

ERG GROUP

Dear Sir

I enclose an Appendix 3B which relates to shares issue as a result of the Company's dividend reinvestment plan.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

Filing received by Greenberg Traurig

Name

Date

FAXED

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 870 Balcatta WA 6914 Australia
Telephone + 61 8 9273 1100 Facsimile + 61 8 9273 1208 | Email info@erggroup.com Internet www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-03				
FROM	Rebecca Greig	DATE	18 January 2002		
FAX	+61 8 9273 1208	PHONE	+61 8 9273 1255	PAGES	9
RE	**Australian Stock Exchange Filing**				

ERG GROUP

Dear Sir

I enclose an Appendix 3B which relates to shares issue as a result of the Company's dividend reinvestment plan.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

j:\users\cored\compliance\cmp-0014\cmp-0014-03\greenbergfax180102.doc

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-03				
FROM	Rebecca Greig	**DATE**	18 January 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	8
RE	**Announcement**				

Dear Sirs

I enclose an Appendix 3B which relates to shares issue as a result of the Company's dividend reinvestment plan.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: +61 8 9273 1100 Facsimile: +61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,754146.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.52
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the Company's dividend declaration for the year ended 30 June 2001, pursuant to the Company's Dividend Reinvestment Plan dated 31 October 1995.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 November 2001.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	852,205,585 18,518,519	Ordinary shares Convertible notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,132,100 12,725,500 13,828,989	Employee shares Employee options Convertible notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.
14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.
30	How do +security holders sell their entitlements *in full* through a broker?	N/A.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.

+ See chapter 19 for defined terms.

33 +Despatch date

N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

N/A.

39 Class of +securities for which quotation is sought

N/A.

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A.	N/A.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 January 2002
(Director/Company secretary)

Print name: Clare Lois Barrett-Lennard

== == == == ==

+ See chapter 19 for defined terms.

Send Confirmation Report

Line 1: GREENBERG TRAURIG 7 ID: 212 801 6400 01/18/02 8:00AM Page 1
Line 2: GREENBERG TRAURIG 8 ID: 2128016400

Job	Start time	Usage	Phone Number or ID	Type	Pages	Mode	Status
271	1/18 7:59AM	1'45"	083#99921#692692#688 2449#	Send	4/ 4	144	Completed
	Total	1'45"			4/ 4		

02 FRI 17:06 FAX

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO Mark Saunders
AT Greenburg Traurig
FAX 0015 1 212 801 6400
REF CMP-0014-01
FROM Clare Barrett-Lennard **DATE** 18 January 2002
FAX +61 8 9273 1208 **PHONE** +61 8 9273 1111 **PAGES** 4
RE **Australian Stock Exchange Filing**

ERG GROUP

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Management Changes.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig.

Name.

FAXED

FACSIMILE

PO Box 670 Bassendean WA 6934 Australia
Email info@erggroup.com
ERG Limited ACN ... a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	DATE	18 January 2002		
FAX	+61 8 9273 1208	PHONE	+61 8 9273 1111	PAGES	4
RE	**Australian Stock Exchange Filing**				

ERG GROUP

FACSIMILE

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Management Changes.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax180102.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	18 January 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	3
RE	**Announcement**				

Dear Sirs

I enclose the following:

* Media Release headed "Management Changes".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax180102.doc

DATE 18 January 2002
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

Management Changes

ERG Group today announced that Mr Richard Howson has been appointed Chief Financial Officer (CFO) with effect from 21 January 2002.

Mr Howson replaces Michael Slater who was appointed CFO in August 2001. The Company and Mr Slater mutually agreed to the changeover following Mr Slater's decision to pursue other career opportunities.

Mr Howson has been with the ERG Group for eight years. He is an experienced finance executive having been Chief Financial Officer of Metro Industries Group Ltd and then Finance Director of Allied Capital Group until joining ERG in 1994.

Until taking up this role, Mr Howson was responsible for ERG's major projects and oversaw the successful implementation of the Rome, San Francisco and Singapore projects and all financial aspects of the Group's strategic projects. Mr Howson's CV is attached.

The Group is currently engaged in the introduction of a regional management structure, with a Managing Director and local CFO in each of Europe, Asia Pacific and the Americas.

The Group is also pleased to announced that Mr Rob Noble, formerly Managing Director of Creative Star Limited, officially commenced with the Group on 1 January 2002, as the Managing Director Asia Pacific Region.

–END–

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

Resume

Richard Donald Howson (AASA)

Finance and Operations Director with extensive experience in a diverse range of industrial, manufacturing and financial services fields (1972-2002).

LAPORTE INDUSTRIES GROUP

Major mining and chemical manufacturer (WA and NSW) with 10 operating subsidiaries and >500 employees.
Turnover >$30 million.

Finance and Administration Manager 1972 – 1981

- Initially appointed as Finance and Administration Manager/ Company Secretary (1972-1979) with those responsibilities for the Western Australian mining and chemical manufacturing operations.
- Appointed Group Assistant Finance Manager/Company Secretary, Sydney for the Australasian Operations (1979-1981).

CALSIL LTD (NOW SCHAFFER CORPORATION)

A public company with major brick and concrete product manufacturing operations with 14 subsidiaries throughout Australia.
Turnover >$22 million.

Finance Manager 1981 – 1985

- Appointed as Group Finance Manager/Company Secretary, responsible for all financial, treasury and Corporate Governance requirements.

METRO INDUSTRIES GROUP LTD

Diverse industrial based public company with operations throughout Australasia, South-East Asia and China, with 31 subsidiaries.
Turnover >$180 million.

Chief Financial Officer 1985 – 1988

- Appointed as Chief Financial Officer and Company Secretary. Responsible for all Group financial, treasury and Corporate Governance requirements.

ALLIED CAPITAL GROUP LTD

Financial services group of companies in finance, stockbroking, insurance broking and merchant banking fields.

Finance Director 1988 – 1994

- Appointed Finance Director for the Group holding company and operating entities (1988-1991).
- Appointed Group General Manager whilst retaining responsibilities for finance, treasury and Governance roles (1991-1994).

ERG LIMITED

World leader in the supply of automated fare collection, smart card ticketing and e-purse systems.

Director – Major Projects 1994 – Present

- Initially appointed as Group Manager and Company Secretary with responsibility for strategic investments and treasury (1994-1996).
- Appointed Director Major Projects with responsibility for financial and operational management of ERG's worldwide strategic projects (1996 – present).